FORM 3

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


                                                         OMB APROVAL
                                                 OMB NUMBER:          3235-0104
                                                 Expires:    December 31, 2001
                                                 Estimated average burden
                                                 hours per response........0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
            17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

REH Mergersub Inc.
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     (Last)                         (First)                      (Middle)

275 Washington Street, c/o Reed Elsevier Inc.
--------------------------------------------------------------------------------
                                   (Street)

Newton                               MA                             02458
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     (City)                         (State)                           (Zip)

2.   Date of Event Requiring Statement (Month/Day/Year)

     July 11, 2001
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3.   IRS or Social Security Number of Reporting Person (voluntary)

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4.   Issuer Name and Ticker or Trading Symbol

     Harcourt General, Inc. (NYSE:H)
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5.   Relationship of Reporting Person to Issuer   (Check all applicable)

       Director                                        X 10% Owner
    ---                                               ---

       Officer (give title below)                        Other (specify below)
    ---                                               ---

                          ---------------------------
-------------------------------------------------------------------------------

6.   If Amendment, Date of Original (Month/Day/Year)

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7.  Individual or Joint/Group Filing (Check Applicable Line)

    Form filed by One Reporting Person
----

 X  Form filed by More than One Reporting Person
----


             Table I Non-Derivative Securities Beneficially Owned


1.   Title of Security        2. Amount of Securities     3. Ownership         4.   Nature of Indirect
     (Instr. 4)                  Beneficially Owned          Form: Direct           Beneficial Ownership
                                 (Instr. 4)                  (D) or Indirect        (Instr. 5)
                                                             (I)(Instr. 5)
--------------------------------------------------------------------------------------------------------------
Common Stock, par value         70,850,215.167 shares*         D
  $1.00 per share

Series A Cumulative             570,374 shares                  D
  Convertible Stock, par
  value $1.00 per share

               Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)



1.   Title of Derivative       2. Date Exercisable          3.   Title and Amount of     4. Conver-    5. Owner-    6. Nature
     Security (Instr. 4)          and Expiration                 Securities Underlying      sion or       ship         of In-
                                  Date (Month/Day/Year)          Derivative Securities      Exercise      Form of      direct
                                  -------------------------         (Instr. 4)              Price of      Deriv-       Bene-
                                  Date           Expira-         -----------------------    Derivative    ative        ficial
                                  Exer-          tion             Title           Amount    Security      Security:    Owner-
                                  cisable        Date                             or                      Direct       ship
                                                                                  Number                  (D) or      (Instr.
                                                                                  of                      Indirect     5)
                                                                                  Shares                  (I)
                                                                                                          (Instr.
                                                                                                          5)
-----------------------------------------------------------------------------------------------------------------------------------





Explanation of Responses:

Securities were acquired pursuant to an offer dated November 8, 2000 (the
"Offer") by REH Mergersub Inc., a Delaware corporation and a wholly owned subsidiary of Reed Elsevier Inc., a Massachusetts corporation, to purchase (i) all outstanding shares of common stock, par value $1.00 per share (the "Common
Shares"), of Harcourt General, Inc., a Delaware corporation ("Harcourt"), and
(ii) all outstanding shares of series A cumulative convertible stock, par value
$1.00 per share (the "Preferred Shares"), of Harcourt. REH Mergersub Inc.
accepted for payment 70,850,215.167 Common Shares and 570,374 Preferred Shares, in each case validly tendered and not withdrawn pursuant to the Offer and including those tendered pursuant to a guarantee of delivery. The Common Shares accepted for payment represent approximately 95% of the outstanding Common
Shares of Harcourt, and the Preferred Shares accepted for payment represent approximately 82% of the outstanding Preferred Shares of Harcourt.

As described in the preceding paragraph, REH Mergersub Inc. is a wholly owned subsidiary of Reed Elsevier Inc., which is a wholly owned subsidiary of Reed
Elsevier plc. Reed Elsevier plc., a public limited company registered in England, owns Reed Elsevier Inc. through its intermediary holding companies
Reed Elsevier Holdings BV, Reed Elsevier Overseas BV and Reed Elsevier US
Holdings Inc. Reed Elsevier plc is owned equally by its two parent companies, Reed International P.L.C., a public limited company registered in England, and Elsevier NV, a public limited company organized under the laws of The
Netherlands.

Other Reporting Persons:

o   Reed Elsevier Inc., 275 Washington Street , Newton, Massachusetts 02458
o   Reed Elsevier U.S. Holdings Inc., 1105 North Market Street, 9th Floor,
      Wilmington, Delaware 19801
o   Reed Elsevier Overseas BV, Van de Sande Bakhuyzenstraat 4, 1061 AG,
      Amsterdam, The Netherlands
o   Reed Elsevier Holdings BV, Van de Sande Bakhuyzenstraat 4, 1061 AG,
      Amsterdam, The Netherlands
o   Reed Elsevier plc, 25 Victoria Street, London SW1H 0EX, England
o   Reed International P.L.C., 25 Victoria Street, London SW1H 0EX, England
o   Elsevier NV, Van de Sande Bakhuyzenstraat 4, 1061 AG, Amsterdam,
      The Netherlands

Date of Event Requiring Statement:
Issuer Name and Ticker or Trading Symbol:  Harcourt General, Inc. (NYSE: H)

                                   SIGNATURES

Dated: July 12, 2001                        REH Mergersub Inc.


                                            By:     /s/ Henry Z. Horbaczewski
                                               ---------------------------------
                                            Name:     Henry Z. Horbaczewski
                                            Title:    Vice President


                                            Reed Elsevier Inc.


                                            By:     /s/ Henry Z. Horbaczewski
                                               ---------------------------------
                                            Name:     Henry Z. Horbaczewski
                                            Title:    Senior Vice President


                                            Reed Elsevier U.S. Holdings Inc.


                                            By:     /s/ Henry Z. Horbaczewski
                                               ---------------------------------
                                            Name:     Henry Z. Horbaczewski
                                            Title:    Vice President


                                            Reed Elsevier Overseas BV


                                            By:     /s/ Henry Z. Horbaczewski
                                               ---------------------------------
                                            Name:     Henry Z. Horbaczewski
                                            Title:    Attorney-in-Fact


                                            Reed Elsevier Holdings BV


                                            By:     /s/ Henry Z. Horbaczewski
                                               ---------------------------------
                                            Name:     Henry Z. Horbaczewski
                                            Title:    Attorney-in-Fact


                                            Reed Elsevier plc


                                            By:     /s/ Henry Z. Horbaczewski
                                               ---------------------------------
                                            Name:     Henry Z. Horbaczewski
                                            Title:    Attorney-in-Fact


                                            Reed International P.L.C.


                                            By:     /s/ Henry Z. Horbaczewski
                                               ---------------------------------
                                            Name:     Henry Z. Horbaczewski
                                            Title:    Attorney-in-Fact


                                            Elsevier NV


                                            By:     /s/ Henry Z. Horbaczewski
                                               ---------------------------------
                                            Name:     Henry Z. Horbaczewski
                                            Title:    Attorney-in-Fact